UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4							OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response 0.5
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)
1 .Name and Address of Reporting Person* Willow Creek Capital Management	2. Issuer Name and Ticker or Trading Symbol Central Garden & Pet Company (CENT)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director ___X___10% Owner ______Officer (give ______Other (specify title below) below) ____________________________
(Last) (First) (Middle) 17 East Sir Francis Drake Blvd., Suite 100	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year January 2002
(Street) Larkspur, California 94939			5. If Amendment, Date of Original (Month/Year)				7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person _X__ Form filed by More than One Reporting Person See Note 1
(City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	1/02/02	P		200	A	$8.01	82,971	I	See Note 2
Common Stock	1/04/02	P		232	A	7.78	82,971	I	See Note 2
Common Stock	1/08/02	P		155	A	7.46	82,971	I	See Note 2
Common Stock	1/10/02	P		108	A	7.34	82,971	I	See Note 2
Common Stock	1/11/02	P		380	A	7.44	82,971	I	See Note 2
Common Stock	1/14/02	P		420	A	7.35	82,971	I	See Note 2
Common Stock	1/15/02	P		132	A	7.37	82,971	I	See Note 2
Common Stock	1/16/02	P		118	A	7.38	82,971	I	See Note 2
Common Stock	1/17/02	P		85	A	7.46	82,971	I	See Note 2
Common Stock	1/18/02	P		135	A	7.54	82,971	I	See Note 2
Common Stock	1/22/02	P		129	A	7.54	82,971	I	See Note 2
Common Stock	1/23/02	P		204	A	7.50	82,971	I	See Note 2
Common Stock	1/24/02	P		162	A	7.56	82,971	I	See Note 2
Common Stock	1/25/02	P		628	A	7.53	82,971	I	See Note 2
Common Stock	1/28/02	P		191	A	7.77	82,971	I	See Note 2
Common Stock	1/29/02	P		284	A	7.77	82,971	I	See Note 2
Common Stock	1/31/02	P		207	A	7.71	82,971	I	See Note 2

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained (Over)
in this form are not required to respond unless the form displays SEC 1474 (3-00)

a currently valid OMB control number.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)			6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

1. The reporting persons are Willow Creek Capital Management ("WCCM"), WC Capital Management, LLC ("WC LLC") and Aaron H. Braun. WCCM is a registered investment adviser and the manager of WC LLC. WC LLC is the general partner of investment limited partnerships.

2. These securities are owned directly by investment advisory accounts of WCCM and investment limited partnerships of which WC LLC is the general partner. The securities are indirectly beneficially owned by WCCM, and by Mr. Braun as the controlling owner of WCCM. The reporting persons disclaim membership in a group with any persons not reporting hereon within the meaning of Rule 13d-5(b)(i) and Rule 16a-1(a)(1) under the Securities Exchange Act of 1934, as amended.

Dated: March ___, 2002
Willow Creek Capital Management By: Aaron H. Braun President	WC Capital Management, LLC By: Willow Creek Capital Management, Manager By: Aaron H. Braun President
Aaron H. Braun

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff

Joint Filer Information

Name: WC Capital Management, LLC

Address: 17 East Sir Francis Blvd., Suite 100, Larkspur, CA 94939

Designated Filer: Willow Creek Capital Management

Issuer and Ticker Symbol: Central Garden & Pet Company (CENT)

Statement for Month/Year: January 2002

WC Capital Management, LLC

By: Willow Creek Capital Management, Manager

By:

Aaron H. Braun

President

Name: Aaron H. Braun

Address: 17 East Sir Francis Blvd., Suite 100, Larkspur, CA 94939

Designated Filer: Willow Creek Capital Management

Issuer and Ticker Symbol: Central Garden & Pet Company (CENT)

Statement for Month/Year: January 2002

Aaron H. Braun